Exhibit 12.1

Calculation of Ratios of Earnings to Fixed Charges and Preferred Stock Dividends

Our historical ratios of earnings to fixed charges for the periods indicated are set forth below.

The ratio of earnings to fixed charges is computed by dividing (i) income from continuing operations before income taxes and fixed charges by (ii) total fixed charges.

For purposes of computing these ratios (i) earnings consist of income before income taxes plus fixed charges, (ii) fixed charges, excluding interest on deposits, include interest expense (other than on deposits), preferred stock dividends and the estimated portion of rental expense attributable to interest, and (iii) fixed charges, including interest on deposits, include all interest expense, preferred stock dividends and the estimated portion of rental expense attributable to interest.

	Nine Months Ended Sept 30,	Years Ended December 31,
(Dollars in thousands)	2015	2014	2013	2012	2011	2010
Fixed charges:
Interest expenses, excluding deposits	$392	$498	$254	$386	$475	$116
Estimate of interest in rental expense	353	489	451	402	220	32
Preferred stock dividends (1)	91	121	91	152	115	—
Total fixed charges	$836	$1,108	$796	$940	$810	$148
Earnings:
Income before taxes	$9,031	$7,910	$5,185	$1,615	$122	$(1,679)
Add: fixed charges	836	1,109	796	939	810	148
Total earnings	$9,867	$9,019	$5,981	$2,554	$932	$(1,531)
Ratio of earnings to fixed charges, excluding interest on deposits	11.80	8.14	7.51	2.72	1.15	(10.34)

	Nine Months Ended Sept 30,	Years Ended December 31,
(Dollars in thousands)	2015	2014	2013	2012	2011	2010
Fixed charges:
Interest expenses, including deposits	$2,467	$2,919	$2,461	$2,297	$2,292	$475
Estimate of interest in rental expense	353	489	451	402	220	32
Preferred stock dividends (1)	91	121	91	152	115	—
Total fixed charges	$2,911	$3,529	$3,003	$2,851	$2,627	$507
Earnings:
Income before taxes	$9,031	$7,910	$5,185	$1,615	$122	$(1,679)
Add: fixed charges	2,911	3,530	3,003	2,850	2,627	507
Total earnings	$11,942	$11,440	$8,188	$4,465	$2,749	$(1,172)
Ratio of earnings to fixed charges, including interest on deposits	4.10	3.24	2.73	1.57	1.05	(2.31)

(1)         Preferred stock dividends used in the ratio consist of the amount of pre-tax earnings required to pay the dividends of outstanding preferred stock.